GVC CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

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SEC FILE NUMBER
38923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GVC Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16318 E Berry Ave
(No. and Street)

Centennial	CO	80015
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard T. Huebner	303-378-9929	dhuebner@gvccap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd #700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard T. Huebner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GVC Capital LLC _____, as of December 31 _____, 2 25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE L WALKER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20004022657
MY COMMISSION EXPIRES SEPTEMBER 09, 2028

Signature:

NOTARY PUBLIC

Title:
Senior Managing Partner

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS



Cherry Bekaert LLP
Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GVC Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GVC Capital LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as GVC Capital LLC's auditor since 2025.

Cherry Bekaert LLP

Denver, Colorado
February 23, 2026

GVC CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	162,486
Deposit held at Clearing Broker		96,478
Receivables		
Commissions		36,966
Other Receivables		7,500
Prepaid Expenses		4,132
Right of Use Asset		2,956
Other assets		4,279
Long-Term Investments, at fair value (Note 5)		795
	$	**315,592**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	76,578
Related Party Payable		44,139
Lease Liability		3,027
Total Liabilities		123,744

COMMITMENTS AND CONTINGENCEIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		191,848
	$	**315,592**

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Bathgate Capital Partners LLC was organized in 1995. Bathgate Capital Partners LLC changed its name to GVC Capital LLC (the "Company") effective January 1, 2010, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of GVC Partners LLC ("Parent"). The Company is not registered as an investment adviser.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of three principal classes of services: securities brokerage transactions on an agency basis; investment banking (capital raising for private and public entities and mergers and acquisitions advisory); and miscellaneous financial consulting and/or related services. The Company is not registered as an investment adviser and does not, as part of its regular business, use its own capital to engage in securities trading and/or securities investment transactions on a principal basis. The Company has identified its senior management committee as its chief operating decision maker ("CODM"), who uses net income to evaluate the results of the Company's business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. Entity-wide disclosures about products and services, geographic areas and major customers are presented in the accompanying notes.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act of 1934 as amended (the "Act"), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear any customer accounts nor does the Company custody the funds or securities of any customer account introduced by the Company to its clearing broker. Accordingly, all customer transactions are transmitted to, executed by and cleared by the Company's clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep all such records of the transactions effected and cleared in the customer accounts, and all such records as otherwise may be required by the Act, as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4. The Company's clearing broker also performs and provides all "back office" and other services customarily furnished and made available by a clearing broker, including among others: the preparation and distribution of customer transaction/trade confirmations and account statements; the lending of funds for approved customer margin and option accounts; implementing and monitoring the initial margin and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. In connection with the Company's investment banking activities, refundable underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed. Consulting fees are recognized when earned in accordance with applicable consulting, engagement or other agreement.

5

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
(continued)

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, deposit held at clearing broker, commissions receivable, other receivables, prepaid expenses, related party payable, right of use assets, other assets. Lease liability and accounts payable and accrued expenses are carried at amounts that approximate fair value.

Securities Inventory and Long-term Investments

The Company values its investments in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined or predicted. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
            (continued)

Securities Inventory and Long-term Investments *(concluded)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company's long-term investments consist of investments in private companies consisting of direct equity investments and/or may consist of warrants or other options. The transaction price, including transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Company's management are based on an assessment of each underlying investment, incorporating valuations that consider evaluation of financing and sale transactions with third parties as well as comparable transactions. These nonpublic securities are considered to be Level 3 of the fair value hierarchy.

Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company ("LLC") and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes has been provided for in the accompanying financial statements. The Company's Parent is also an LLC and therefore, all income and expense is reported by the members of the Parent.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

NOTE 1 - ***ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***
(concluded)

Leases

Lease Liabilities are recognized at the commencement of a lease based on the sum of lease payments over the term of the lease. Lease liabilities are reduced as payments are made. A corresponding right-of-use asset is recognized at the same time as the lease liability based on the total amount of the lease expense to be recognized, which is generally the same amount as the corresponding lease liabilities. Right-of-use assets are amortized over the life of the lease on a straight-line basis. The Company's lease agreements may include options to renew, extend, or terminate the lease. These clauses are included in the measurement of the lease liabilities when the Company is reasonably certain that it will exercise such options.

The Company does not recognize ROU assets or lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the term.

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The guidance under ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), impacts the impairment for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including arrangement fees and other receivables using the CECL framework. The Company's expectation is that the credit risk associated with receivable are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2025.

(continued)

NOTE 2 - **NET CAPITAL REQUIREMENTS**
(concluded)

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital and net capital requirements of $175,142 and $8,053, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.689 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - **COMMITMENTS AND RELATED PARTY TRANSACTIONS**

The Company has equipment from unrelated parties under non-cancelable operating leases. The leases have remaining terms of less than three years, and do not contain options to either extend or terminate the leases.

Operating Leases:

Right-of-Use Assets	$	364,876
Accumulated Amortization		(361,921)
Right-of-Use Assets, net	$	2,956
Operating Lease Liability	$	3,027

Maturities of Lease Liabilities at December 31, 2025 were as follows:

Year		
2025	$	3,547
2026		2,955
Total Lease Payment		3,547
Less Imputed Interest		(520)
	$	3,027

Total rental expense, including the leases referred to above, was $97,923 for the year ending December 31, 2025.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS*
(concluded)

Required supplemental information relating to our leases for the year ended December 31, 2025 is as follows:

Year ending December 31st, 2025

Operating:

Operating leases, included in occupancy costs	$	3,547

Cash flow information:
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows from operating leases	$	3,704

Lease Term and Discount Rate:
(in years)

Weighted average remaining lease terms – Operating leases	1
Weighted average discount rate - Operating leases	4.21%

The Company entered into a settlement agreement in 2021 which, pursuant and subject to its terms and conditions, obligates the Company to pay the party 50% of the Company's net profits for years: 2022, 2023, 2024, 2025 and 2026 up to $100,000. If the Company is not profitable, no money is owed. *The Company paid $9,000 in the first quarter of 2025 for a true up based on the 2024 audited financial statements.* In December 2025, based on the Company's estimate that the Company would earn a net profit in the full calendar year 2025, in consideration of the settlement agreement the Company paid **$5,000** to the party provided that said amount was provisional and would be trued up based on the Company's final, audited financial results for 2025. The Company made total payments of $14,000 in 2025.

The Related Party Payable is a dollar amount recorded as a payable to one member owner that consists of the difference between income earned by that member owner (which income is variable over time) and business expenses incurred by that member owner and submitted to the Company for reimbursement by the Company (some of which expenses are fixed and regular, and some of which are variable, over time). There is no mandatory payment(s) schedule for the Related Party Payable; such payment(s) is/are subject to discussions and the mutual agreement of the Company and the member owner. Related Party balance as of December 31, 2025 is $44,138.

The Company acts as an intermediate lessor for certain office spaces in calendar year 2025. Sublease income for the years ended December 31, 2025 was $37,798. This income is recognized within "Other Income, net" in the Operating Revenue section of the Statement of Operations.

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the clearing, custody, execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

(continued)

NOTE 4 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND*
            CONTINGENCIES
            (concluded)

The Company may become involved in various disputes arising in the normal course of business, some or all of which may be indeterminable. If any such disputes were to arise, the Company's management, after review and discussion with the Company's legal counsel, would determine if the Company has meritorious defense(s) and how it would respond to and/or vigorously defend itself in such various matter(s). It may or may not be feasible for the Company to predict the final outcome at such time.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event any counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of breach or default depends principally on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company may be subject to all or material parts of the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to delay or forfeiture in whole or in material part.

NOTE 5 -   *FAIR VALUE MEASUREMENTS*

The following table presents information about the Company's assets measured at fair value as of December 31, 2025:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Assets				
Long Term Investments	$ -	$ -	$ 795	$ 795
Total Assets	$ -	$ -	$ 795	$ 795

The Company did not have any significant transfers between levels during the year ended December 31, 2025.

The following table presents additional information about the Company's Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated and/or other volatilities) inputs.

NOTE 5 - FAIR VALUE MEASUREMENTS
(concluded)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2025 are as follows:

	Balance as of December 31, 2024	Purchases	Sales	Realized and Unrealized Gain and (Losses)	Net Transfers In (Out)	Balance as of December 31, 2025	Change in Unrealized Gain (Loss) on Long-Term Investments Still Held
Long Term Investments	$ 795	$ -	$ -	$ -	$ -	$ 795	$ -

Valuation techniques and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2025 are as follows:

Level 3 Fair Value Measurements	Fair Value at December 31, 2025	Valuation Technique	Unobservable Inputs
Assets:	$ 795	Cost	Market
Shares and Warrants	$ 795		

NOTE 6 - SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required adjustments or additional disclosure(s).